SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C.
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             In the Matter of               :
EASTERN EDISON COMPANY                      :
   Brockton, Massachusetts                  :
BLACKSTONE VALLEY ELECTRIC COMPANY          :
   Lincoln, Rhode Island                    :
NEWPORT ELECTRIC CORPORATION                :
   Middletown, Rhode Island                 : Certificate of Notification
EUA SERVICE CORPORATION                     :     Pursuant to Rule 24
   Boston, Massachusetts                    :
EUA OCEAN STATE CORPORATION                 :
   Boston, Massachusetts                    :
MONTAUP ELECTRIC COMPANY                    :
   Boston, Massachusetts                    :
               (70-8713)                    :
(Public Utility Holding Company Act of 1935):
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     Eastern Edison Company ("Eastern Edison"), Blackstone Valley
Electric Company ("Blackstone"), Newport Electric Corporation ("Newport"), EUA Service Corporation ("Service"), EUA Ocean State Corporation ("Ocean State") and Montaup Electric Company ("Montaup"), subsidiaries of Eastern Utilities Associates ("EUA"), a registered holding company, in accordance with the Orders of the Securities and Exchange Commission entered in the above matter on December 19, 1995 hereby certify pursuant to Rule 24 that they have issued and sold short term notes to banks as follows:


EASTERN EDISON COMPANY
Fleet Bank
      Week Ending          Total Borrowings          Range of Rates
       07/07/96               3,613,000              5.5400 - 5.9000
       07/14/96               2,833,000              5.3900 - 5.5400
       07/21/96                 948,000              5.3900 - 5.5800

       08/18/96               3,370,000              5.4500 - 5.7000

       09/08/96               6,150,000              5.3300 - 5.9500
       09/15/96               2,320,000              5.3900 - 5.4500
       09/22/96                 450,000              5.2600 - 5.6400

Bank of New York
      Week Ending          Total Borrowings          Range of Rates
       09/08/96               3,000,000              5.4100 - 5.4700
       09/15/96               3,000,000              5.4100 - 5.4700
       09/22/96               3,000,000              5.2900 - 5.7200

BLACKSTONE VALLEY ELECTRIC COMPANY
Fleet Bank
      Week Ending          Total Borrowings          Range of Rates
       07/07/96               1,800,000              5.5400 - 5.9000
       07/14/96               1,135,000              5.3900 - 5.5400

       08/18/96               1,920,000              5.4500 - 5.7000
       08/25/96                 560,000              5.2600 - 5.3900

       09/22/96                 695,000              5.2600 - 5.6400

NEWPORT ELECTRIC CORPORATION
Fleet Bank
      Week Ending          Total Borrowings          Range of Rates
       07/07/96                 815,000              5.5400 - 5.9000
       07/14/96               1,340,000              5.3900 - 5.5400
       07/21/96                 915,000              5.3900 - 5.5800

       08/18/96                 980,000              5.4500 - 5.7000
       08/25/96                 500,000              5.2600 - 5.3900
       08/31/96                  60,000              5.4500 - 5.6400

       09/22/96                 215,000              5.2600 - 5.6400


     The foregoing borrowings were steps in the consummation of a series of transactions during the period ending September 30, 1996 in accordance with the terms and conditions of and for the purposes represented by, the joint application-declaration, as amended, as filed in said matter and the Orders with respect hereto.

                                 EASTERN EDISON COMPANY
                                 BLACKSTONE VALLEY ELECTRIC COMPANY
                                 NEWPORT ELECTRIC CORPORATION
                                 EUA SERVICE CORPORATION
                                 EUA OCEAN STATE CORPORATION
                                 MONTAUP ELECTRIC COMPANY


                                 By:  Clifford J. Hebert, Jr.
                                      Treasurer
Date:  October 11, 1996